ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

EXCELLENCE

Adit Laixuthai, Ph.D.

Kasikornbank Public Co Ltd

12g3-2(b) File No.82-4922

Ref. No. OS 101/2009

SUPPL

May 20, 2009

SEC
Mail Processing
Section

MAY 29 2009 C.E.G.

Washington, DC
100

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A

09046506

Dear Sirs,

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

May 20, 09

7/9

Summary Statement of Assets and Liabilities [1/]

As of 30 Apr 2009

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Assets	Baht	Liabilities	Baht
Cash	20,371,564,324.79	Deposits	889,963,679,873.45
Interbank and money market items	62,683,392,810.05	Interbank and money market items	42,483,323,144.85
Investments, net	200,221,962,594.45	Liabilities payable on demand	11,471,293,156.66
(with obligations Baht 735,832,000.00)		Borrowings	98,055,892,924.44
Credit advances (net of allowance for doubtful accounts)	835,023,484,987.30	Financial institution's liabilities under acceptances	526,652,128.85
Accrued interest receivables	1,233,188,085.50	Other liabilities	45,283,092,946.87
Properties foreclosed, net	11,627,963,472.89	Total liabilities	1,087,783,934,175.12
Customers' liabilities under acceptances	526,652,128.85		
Premises and equipment, net	30,138,165,072.63		
Other assets, net	41,129,727,736.53	**Shareholders' equity**	
		Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,932,601,930.00
		Reserves and net profit after appropriation	72,633,750,857.92
		Other reserves and profit and loss account	18,605,814,249.95
		Total shareholders' equity	115,172,167,037.87
Total Assets	1,202,956,101,212.99	Total Liabilities and Shareholders' Equity	1,202,956,101,212.99
Customers' liabilities under unmatured bills	4,914,803,393.16	Financial institution's liabilities under unmatured bills	4,914,803,393.16
Total	1,207,870,904,606.15	Total	1,207,870,904,606.15

	Baht
Non-Performing Loans 2/(net) as of 31 March 2009 (Quarterly)	14,988,645,318.80
(1.62 percents of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as of 31 March 2009 (Quarterly)	22,894,013,607.31
Actual provisioning for loan loss	29,645,331,925.51
Loans to related parties	40,806,514,496.59
Loans to related asset management companies	280,000,000.00
Loans to related parties due to debt restructuring	1,412,655,668.72
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Regulatory capital	146,728,934,860.05
Changes in assets and liabilities this quarter as of 30 April 2009 due to fine from violating the Financial Institution Business Act B.E. 2551, Section	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	2,191,144,067.09
Letters of credit	15,484,478,524.92

1/ This Summary Statement has not been audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as of 31 March 2009 (Quarterly) 31,860,496,532.87

(3.38 percents of total loans before allowance for doubtful accounts of Non-Performing Loans)